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                                 FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2001

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                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

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                                12 CONCORDE PLACE
                                TORONTO, ONTARIO
                                 CANADA, M3C 3R8
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F   /X/                            Form 40-F
                      ------                                     ------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                    No   /X/
                       -----                                ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  -----------

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                                 CELESTICA INC.
                                    FORM 6-K
                             MONTH OF NOVEMBER 2001

Filed with this Form 6-K/A is the following:


- Third Quarter 2001 Consolidated Financial Information, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

- Management's Discussion and Analysis of Financial Condition and Results of Operations Third Quarter 2001, the text of which is attached hereto as
Exhibit 99.2 and is incorporated herein by reference.


EXHIBITS

99.1  -  Third Quarter 2001 Consolidated Financial Information

99.2 - Management's Discussion and Analysis of Financial Condition and Results of Operations Third Quarter 2001
























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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                     CELESTICA INC.




Date: November 14, 2001               BY:  /s/ Elizabeth L. DelBianco
                                        ----------------------------------------
                                        Name:  Elizabeth L. DelBianco
                                        Title: Vice President & General Counsel
























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                                  EXHIBIT INDEX


   EXHIBIT                        DESCRIPTION
   -------                        -----------
99.1                      Third Quarter 2001 Consolidated Financial
                          Information

99.2                      Management's Discussion and Analysis of Financial
                          Condition and Results of Operations Third Quarter 2001

























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